October 25,
2005


Mail Stop 4561

Marc Ebersole
200 Hannover Park Road, Suite 120
Atlanta, GA 30350

      Re:	National Parking Systems, Inc.
		Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005 and June
30,
2005
		File No. 000-49933

Dear Mr. Ebersole:

      We have reviewed your response letter dated October 11, 2005 and have the following additional comments.

Form 10-KSB

Item 7 - Financial Statements

Consolidated Statements of Stockholders` Deficit, page F-5

1. We have read and considered your response to comment 3. As previously requested, explain to us why the company`s stockholders` equity does not reflect, retroactively as of the beginning of the earliest period presented, the effects of the recapitalization and the reverse stock split or please revise, accordingly.

Note A - Summary of Significant Accounting Policies, pages F-6 -
F-8

Reverse Merger, page F-6

2. We have read and considered your response to comment 5. Refer to
Note D on page F-9 of the company`s Form 10-KSB for the year ending
December 31, 2004. It states that the CEO was the majority owner of one of the companies acquired. In light of the information within Note D, explain to us how it was concluded that both acquired companies were under common control.



Note C - Covenant-Not-To-Compete, page F-9

3. We have read and considered your response to comment 6. Tell us whether the notes issued in connection with the covenant-not-to-compete agreements, net totaling approximately $480K include the Senior and Junior Convertible Debentures. If so, explain to us how the Senior and Junior Convertible Debenture relate to such agreements given the nature of these notes. If not, tell us the notes that were issued in connection with the covenant-not-to-compete agreements and how they were accounted for in the company`s financial statements.

General
4. As requested in our previous letter, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3498 if you have questions.


							Sincerely,



								Linda VanDoorn
      Senior Assistant Chief Accountant

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Marc Ebersole
National Parking Systems, Inc.
September 7, 2005
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